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                            January 6, 2021

       Ian Robertson
       Chief Executive Officer
       Northern Genesis Acquisition Corp. II
       4801 Main Street, Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 4,
2021
                                                            File No. 333-251639

       Dear Mr. Robertson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 4,
2021

       Manner of conducting redemptions, page 17

   1. Your amended and restated certificate of incorporation and revised disclosure at page 17 state that if you seek
stockholder approval, you will complete your initial business combination only if "a
majority of the then outstanding shares of common stock present and entitled to vote at
the meeting to approve the business combination (or such greater number as may be
required by applicable law or the rules of any applicable national securities exchange)"
are voted in favor of the business combination. We note that your disclosure implies that
the voting standard may be superseded by a higher voting
                                                        standard. Please revise
to clarify the voting standard under applicable law or advise.
 Ian Robertson
Northern Genesis Acquisition Corp. II
January 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642
with any other questions.



                                                           Sincerely,
FirstName LastNameIan Robertson
                                                           Division of
Corporation Finance
Comapany NameNorthern Genesis Acquisition Corp. II
                                                           Office of Energy &
Transportation
January 6, 2021 Page 2
cc:       Rebecca Taylor
FirstName LastName